Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Phone:  763-765-2913
Fax:      763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

VIA EDGAR

June 14, 2012

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Variable Account B
Post-Effective Amendment No. 11 to Registration Statement on Form N-4
File Nos. 333-169265 and 811-05618

Dear Ms. Samuel:

The prospectus contained in Post-Effective Amendment No. 8, dated April 30, 2012 will no longer be used after July 6, 2012 in those states in which the new benefit has been approved.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg

            Stewart D. Gregg

AZL-Connections